UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant To Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): January 29, 2024

SEP ACQUISITION CORP.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-40679	86-2365445
(State or Other Jurisdiction	(Commission	(IRS Employer
of Incorporation)	File Number)	Identification No.)

3737 Buffalo Speedway, Suite 1750 Houston, Texas 77098

(Address of Principal Executive Offices) (Zip Code)

(713) 715-6820

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each Class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-half of one warrant	SEPAU	The Nasdaq Stock Market LLC
Class A common stock, par value $0.0001 per share	SEPA	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	SEPAW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

INTRODUCTORY NOTE

SEP Acquisition Corp., a Delaware corporation (the “Company”), held a special meeting of stockholders on January 29, 2024 at 9:00 a.m. Central time virtually (the “Special Stockholder Meeting”), at which holders of 5,146,501 shares of the Company’s common stock (consisting of 3,283,351 shares of Class A common stock and 1,836,150 shares of Class B common stock) were present in person or by proxy, representing 89.461% of the Company’s common stock outstanding and entitled to vote as of the record date of January 2, 2024, and constituting a quorum for the transaction of business.

The Company also held a special meeting of warrant holders on January 29, 2024 at 9:30 a.m. Central time virtually (the “Special Warrant Holder Meeting”), at which holders of 6,395,791 of the Company’s public warrants were present in person or by proxy, representing 70.90% of the Company’s public warrants outstanding and entitled to vote as of the record date of January 2, 2024, and constituting a quorum for the transaction of business.

Capitalized terms used herein but not otherwise defined have the meanings set forth in the Company’s proxy statement/prospectus, as filed with the Securities and Exchange Commission (the “SEC”) on January 4, 2024.

Item 3.03          Material Modifications to Rights of Security Holders.

On January 29, 2024, the warrant agreement (the “Warrant Agreement”) governing all of the Company’s warrants, including the sponsor warrants, was amended to provide that, upon closing of the Business Combination, the then outstanding public warrants of the Company will be canceled and exchanged for the right to receive 450,336 shares of Class A common stock, and the then outstanding private placement warrants of the Company will be canceled and exchanged for the right to receive 400,000 shares of Class A common stock, as set forth in Amendment No. 1 to the Warrant Agreement. The Company’s warrant holders approved Amendment No. 1 to the Warrant Agreement at the Special Warrant Holder Meeting. The foregoing description of Amendment No. 1 to the Warrant Agreement does not purport to be complete and is qualified in its entirety by reference to Amendment No. 1 to the Warrant Agreement, a copy of which is filed herewith as Exhibit 4.1 and is incorporated herein by reference.

The information set forth in Item 5.03 is incorporated herein by reference.

Item 5.02          Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

At the Special Stockholder Meeting, the Company’s stockholders approved the SANUWAVE Health, Inc. 2023 Equity Incentive Plan (the “Incentive Plan”). The Company’s board of directors previously approved the Incentive Plan on September 22, 2023, subject to stockholder approval. The Incentive Plan will become effective immediately following the Closing, to be used by the Combined Company. The foregoing description of the Incentive Plan does not purport to be complete and is qualified in its entirety by reference to the Incentive Plan, a copy of which is filed herewith as Exhibit 10.1 and is incorporated herein by reference.

Item 5.03          Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

At the Special Stockholder Meeting, the Company’s stockholders approved an amendment to the Amended and Restated Certificate of Incorporation of the Company, dated July 27, 2021, as amended on December 20, 2022 and October 3, 2023 (the “Current Charter”), which amendment will be effective, if implemented by the Company, prior to the consummation of the proposed Business Combination, to remove from the Current Charter the redemption limitation contained under Section 9.2(a) of the Current Charter preventing the Company from redeeming shares of Class A common stock if it would have less than $5,000,001 of net tangible assets. The foregoing description of the NTA Amendment does not purport to be complete and is qualified in its entirety by reference to the NTA Amendment, a copy of which is filed herewith as Exhibit 3.1 and is incorporated herein by reference.

Item 5.07          Submission of Matters to a Vote of Security Holders.

The final results for each proposal submitted to a vote of stockholders at the Special Stockholder Meeting are as follows:

Proposal 1: To consider and vote on an amendment to the Current Charter, which amendment shall be effective, if adopted and implemented by the Company, prior to the consummation of the proposed Business Combination, to remove from the Current Charter the redemption limitation contained under Section 9.2(a) of the Current Charter preventing the Company from redeeming shares of Class A common stock, if it would have less than $5,000,001 of net tangible assets, by the votes set forth in the table below:

For	Against	Abstained	Broker Non-Votes
5,141,301	100	5,100	0

Proposal 2: To consider and vote on a proposal to approve the Merger Agreement and the transactions contemplated thereby, including the Business Combination, pursuant to which Merger Sub will merge with and into SANUWAVE, with SANUWAVE continuing as the surviving entity of the Business Combination and becoming a subsidiary of the Company, by the votes set forth in the table below:

For	Against	Abstained	Broker Non-Votes
5,137,623	3,778	5,100	0

Proposal 3: To consider and vote on a proposal to approve, in connection with the Merger Agreement, the replacement of the Current Charter with the proposed new Second Amended and Restated Certificate of Incorporation of the Company (the “Proposed Charter”), to be effective upon the filing with and acceptance by the Delaware Secretary of State pursuant to which, among other things, the name of the Company will be changed to “SANUWAVE Health, Inc.” and certain blank check provisions will be removed from the Current Charter, by the votes set forth in the table below:

For	Against	Abstained	Broker Non-Votes
5,137,623	3,778	5,100	0

Proposals 4-11: To consider and vote, on an advisory and non-binding basis, on eight (8) separate proposals to approve certain governance provisions in the Proposed Charter, by the votes set forth in the table below:

a.	Name Change Charter Amendment: To approve and adopt provisions in the Proposed Charter changing the Combined Company’s corporate name from “SEP Acquisition Corp.” to “SANUWAVE Health, Inc.”
	For	Against	Abstained	Broker Non-Votes
	5,137,623	3,778	5,100	0

b.

“Blank-Check Company” Charter Amendment: To approve and adopt provisions in the Proposed Charter that would remove certain language related to the Company’s status as a blank check company that will no longer apply upon the consummation of the Business Combination.

	For	Against	Abstained	Broker Non-Votes
	5,137,623	3,778	5,100	0

c.

Dual Class Structure Charter Amendment: To approve and adopt provisions in the Proposed Charter to eliminate the dual-class structure such that the total number of authorized shares of all classes of stock will be 171,000,000 shares, each with a par value of $0.0001 per share, consisting of (i) 170,000,000 shares of Class A common stock, and (ii) 1,000,000 shares of preferred stock.

For	Against	Abstained	Broker Non-Votes
5,137,623	3,778	5,100	0

d.

Classified Board Structure Charter Amendment: To approve and adopt provisions in the Proposed Charter to eliminate the Company’s classified board of directors structure such that all directors will be elected at each annual meeting of the Company’s stockholders for a term of one year.

	For	Against	Abstained	Broker Non-Votes
	5,137,623	3,778	5,100	0

e.

Removal of Director Charter Amendment: To approve and adopt provisions in the Proposed Charter requiring the affirmative vote of the holders of at least two-thirds (2/3) of the voting power of all the then outstanding shares of capital stock of the Combined Company entitled to vote to remove a director for “cause.”

	For	Against	Abstained	Broker Non-Votes
	5,141,301	100	5,100	0

f.

Amendment of Bylaws Charter Amendment: To approve and adopt provisions in the Proposed Charter requiring the affirmative vote of the holders of at least two-thirds (2/3) of the voting power of all the then outstanding shares of capital stock of the Combined Company entitled to vote to adopt, amend, alter, or repeal the bylaws of the Company.

	For	Against	Abstained	Broker Non-Votes
	5,137,619	3,782	5,100	0

g.

Action by Written Consent Charter Amendment: To approve and adopt provisions in the Proposed Charter removing the ability of the holders of Class B common stock to take action by written consent (given that the Combined Company will no longer have holders of Class B common stock).

	For	Against	Abstained	Broker Non-Votes
	5,137,619	3,782	5,100	0

h.	Corporate Opportunity Doctrine Charter Amendment: To approve and adopt provisions in the Proposed Charter removing the provision that waives the “corporate opportunity” doctrine.
	For	Against	Abstained	Broker Non-Votes
	5,137,623	3,778	5,100	0

Proposal 12: To consider and vote on a proposal to approve, for purposes of complying with Nasdaq Listing Rules 5635(a), (b) and (d), the issuance of more than 20% of the issued and outstanding shares of Class A common stock and the resulting change in control of the Company in connection with the Business Combination, the PIPE Investment and transactions contemplated thereby, by the votes set forth in the table below:

For	Against	Abstained	Broker Non-Votes
5,137,623	3,778	5,100	0

Proposal 13: To consider and vote on a proposal to approve the Incentive Plan, effective immediately prior to the Closing, to be used by the Combined Company, by the votes set forth in the table below:

For	Against	Abstained	Broker Non-Votes
5,137,623	3,778	5,100	0

Proposal 14: To consider and vote on a proposal to adjourn the Special Stockholder Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if it is determined by the Company’s board of directors that more time is necessary or appropriate to approve one or more proposals at the Special Stockholder Meeting, by the votes set forth in the table below:

For	Against	Abstained	Broker Non-Votes
5,137,619	3,782	5,100	0

Given that Proposals 1-13 were approved by the stockholders, no adjournment was deemed to be necessary by the board of directors of the Company.

The final results for the matters submitted to a vote of the warrant holders at the Special Warrant Holder Meeting are as follows:

Proposal 1:

To consider and vote on an amendment to the Warrant Agreement to provide that, upon closing of the Business Combination, the then outstanding public warrants of the Company will be canceled and exchanged for the right to receive 450,336 shares of Class A common stock, and the then outstanding private placement warrants of the Company will be canceled and exchanged for the right to receive 400,000 shares of Class A common stock (i.e., approximately 0.0499 shares of Class A common stock for each private placement warrant), by the votes set forth in the table below:

For	Against	Abstained	Broker Non-Votes
5,904,092	456,273	35,426	0

Proposal 2: To consider and vote on a proposal to approve the adjournment of the Special Warrant Holder Meeting to a later date or dates, if necessary, (a) to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of the Warrant Amendment Proposal at the Special Warrant Holder Meeting or (b) if the board of directors of the Company determines before the Special Warrant Holder Meeting that it is not necessary or no longer desirable to proceed with the proposal, by the votes set forth in the table below:

For	Against	Abstained	Broker Non-Votes
6,293,115	67,248	35,428	0

Given that the amendment to the Warrant Agreement was approved by the warrant holders, no adjournment was deemed to be necessary by the board of directors of the Company.

Item 8.01	Other Events.

In connection with the stockholder vote at the Special Stockholder Meeting, the Company’s stockholders had the right to elect to redeem all or a portion of their Class A common stock for a per share price calculated in accordance with the Company’s organizational documents. The Company’s stockholders holding 495,067 shares of Class A common stock validly elected to redeem their shares of Class A common stock.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
3.1	Form of Certificate of Amendment to the Amended and Restated Certificate of Incorporation (Incorporated by reference to Annex C to SEP Acquisition Corp.’s proxy statement / prospectus filed on January 4, 2024)
4.1	Amendment Number One to Warrant Agreement between SEP Acquisition Corp. and Continental Stock Transfer & Trust Company
10.1	SANUWAVE Health, Inc. 2023 Equity Incentive Plan (Incorporated by reference to Annex E to SEP Acquisition Corp.’s proxy statement/prospectus filed on January 4, 2024)
104	Cover Page Interactive Date File (the cover page XBRL tags are embedded within the inline XBRL document)

Important Notice Regarding Forward-Looking Statements

This Current Report on Form 8-K includes forward-looking statements regarding, among other things, the plans, strategies and prospects, both business and financial, of the Company. These statements are based on the beliefs and assumptions of the management of the Company. Although the Company believes that their plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, the Company cannot assure you that it will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates,” “intends” or similar expressions. The forward-looking statements are based on projections prepared by, and are the responsibility of, the Company’s management. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of the Company, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. New risk factors that may affect actual results or outcomes emerge from time to time and it is not possible to predict all such risk factors, nor for the Company to assess the impact of all such risk factors on its business, or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. Forward-looking statements are not guarantees of performance. You should not put undue reliance on these statements, which speak only as of the date hereof. All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the foregoing cautionary statements. The Company prior to the Business Combination, and the Combined Company, undertake no obligations to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Important Information for Investors and Stockholders

This document relates to a proposed transaction between the Company and SANUWAVE. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor will there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The Company has filed a registration statement on Form S-4 with the SEC, which includes a document that serves as a prospectus and proxy statement of the Company, referred to as a proxy statement/prospectus. A proxy statement/prospectus has been sent to all of the Company’s stockholders. The Company has also filed other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of the Company are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they contain important information about the proposed transaction.

Stockholders can obtain a copy of the Form S-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: SEP Acquisition Corp., at 3737 Buffalo Speedway, Suite 1750 Houston, Texas 77098. Investors and stockholders will also be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by the Company through the website maintained by the SEC at www.sec.gov. INVESTORS AND SECURITY HOLDERS OF SEP ACQUISITION CORP. ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE TRANSACTIONS THAT SEP ACQUISITION CORP. WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SEP ACQUISITION CORP. AND THE TRANSACTIONS.

Participants in the Solicitation

The Company and its directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s stockholders with respect to the Business Combination. Information about the Company’s directors and executive officers and a description of their interests in the Company are included in the proxy statement/prospectus for the proposed transaction and are available at the SEC’s website (www.sec.gov). Additional information regarding the interests of such participants are contained in the proxy statement/prospectus for the proposed transaction.

SANUWAVE and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of the Company in connection with the proposed Business Combination. Information about SANUWAVE’s directors and executive officers and information regarding their interests in the proposed transaction are included in the proxy statement/prospectus for the proposed transaction.

No Offer or Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the transactions described above and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of the Company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SEP Acquisition Corp.

Date: January 30, 2024	By:	/s/ R. Andrew White
Name: R. Andrew White
Title: President and Chief Executive Officer